

BB 3/6

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 0 4 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MetLife Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Madison Avenue
(No. and Street)

New York	New York	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul D. Hipworth — (732) 326-4150
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

4/12

AFFIRMATION

We, Paul Hipworth and Myra Saul, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MetLife Securities, Inc. ("MSI") for the year ended December 31, 2001 are true and correct. We further affirm that neither MSI nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Chief Financial Officer Date



Secretary Date

SUSAN F. REARDON
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 4/17/2002



Notary Public



Notary Public

MADELEINE DUNN
Notary Public, State of New York
No. 01DU5047943
Qualified in New York County
Commission Expires Aug. 14, ~~199~~ 2005

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


RECEIVED
MAR 0 4 2002
340
WASH. D.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
MetLife Securities, Inc.

We have audited the accompanying statement of financial condition of MetLife Securities, Inc. ("MSI") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the MSI's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MetLife Securities, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2002

Deloitte
Touche
Tohmatsu

METLIFE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 10,936,381
Cash segregated pursuant to Federal regulations	8,125,494
Commissions and fees receivable	2,622,684
Due from clearing broker	1,534,573
Other assets	1,041,095
TOTAL ASSETS	$ 24,260,227

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable and related reimbursements due to affiliate	$ 3,954,489
Accounts payable and accrued expenses	6,170,680
Payable to customers	6,819,195
Total liabilities	16,944,364
STOCKHOLDER'S EQUITY:	
Common stock (2,000 shares authorized, at par value $2,000 per share; 25 shares outstanding)	50,000
Additional paid-in capital	14,000,000
Accumulated deficit	(6,734,137)
Total stockholder's equity	7,315,863
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 24,260,227

See notes to statement of financial condition.

1. SIGNIFICANT ACCOUNTING POLICIES

MetLife Securities, Inc. ("MSI") is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("Metropolitan"). MSI was incorporated in Delaware on August 15, 1983. MSI is registered as a broker dealer pursuant to the Securities Exchange Act of 1934 ("the 1934 Act") and various state laws and as a registered investment adviser pursuant to the Investment Advisers Act of 1940. The Company's business includes the offering of equity and debt securities, mutual funds, as well as financial planning services. During 2000, MSI entered into a contract with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation to clear certain MSI mutual funds and all general securities business on a fully disclosed basis.

MSI's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America. Cash equivalents consist of a money market investment and US Treasury bills with original maturities of less than three months, and are held at JPMorganChase. They are carried at amortized cost which approximates market value and are recorded on a trade date basis. Security transactions for customers are recorded on a trade date basis.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments*, requires MSI to report the fair value of financial instruments, as defined. Substantially all of MSI's assets and liabilities are carried at fair value or at amounts which approximate fair value.

MSI joins with Metropolitan and its includible affiliates in filing a consolidated federal income tax return. A tax allocation agreement has been executed. Taxes are settled through the intercompany account. The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured as of the balance sheet dates and are recorded as deferred income tax assets and liabilities in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109").

Recently Issued Accounting Pronouncements-

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"). In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities-an Amendment of FASB Statement No. 133* ("SFAS 138"). Adoption of the provisions of SFAS 133 and SFAS 138 did not have a material effect on MSI's statement of financial condition.

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125* ("SFAS 140"). SFAS 140 is effective for transfers and extinguishments of liabilities occurring after March 31, 2001 and is effective for disclosures about securitizations and collateral and for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. Adoption of the provisions of SFAS 140 did not have a material effect on MSI's statement of financial condition.

2. RELATED PARTY TRANSACTIONS

Certain officers and directors of MSI are employees of Metropolitan.

Metropolitan leases space on behalf of MSI. MSI reimburses Metropolitan for expenses incurred based upon a service agreement between the two parties.

Commission and fee receivables of $1.3 million are due from other affiliated entities.

Certain institutional business units of Metropolitan and Benefit Services Corporation, a wholly-owned subsidiary of Metropolitan, effect mutual fund transactions for customers through MSI. As of December 31, 2001, MSI had a payable to customers in the amount of approximately $6.8 million related to these transactions.

Approximately $5.5 million of accounts payable relating to administrative expenses remains payable to Metropolitan at December 31, 2001.

MSI is a party to a selected dealer agreement with State Street Research Investment Services, Inc. ("SSRIS") whereby MSI offers SSRIS mutual funds to its customers.

MSI is also a party to a number of other agreements with various related entities which are not of a significant nature. These agreements had no financial impact on the records of MSI during 2001.

3. NET CAPITAL REQUIREMENTS

MSI is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act which requires the maintenance of minimum net capital. MSI calculates net capital under the alternative method which requires MSI to maintain minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act or $250,000. MSI had net capital of approximately $4.4 million at December 31, 2001, which was approximately $4.1 million in excess of the minimum required. MSI's ability to pay dividends may be affected by Rule 15c3-1.

4. INCOME TAXES

A deferred tax asset results from MSI's state income tax operating loss carryforward. Based on management's best judgement regarding the amounts and timing of future taxable income, a valuation allowance was established against the entire deferred tax asset. The deferred tax asset and its corresponding valuation allowance as of December 31, 2001 is as follows:

Deferred tax asset	$ 671,974
Less valuation allowance	(671,974)
Net deferred tax asset	$ -

5. EMPLOYEE BENEFIT PLANS

Metropolitan sponsors and administers defined benefit pension plans covering all eligible employees of MSI. The benefits are based on years of credited service and final average earning history. Metropolitan's funding policy is to require subsidiaries to contribute their portion of the amount necessary to satisfy IRS contribution guidelines.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



February 25, 2002

MetLife Securities, Inc.
One Madison Avenue
New York, NY 10010

Dear Sirs/ Madams:

In planning and performing our audit of the financial statements of MetLife Securities, Inc. ("MSI") for the year ended December 31, 2001 (on which we issued our report dated February 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on MSI's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by MSI (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of MSI is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which MSI has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of MSI's internal control would not necessarily disclose all matters in MSI's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving MSI's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that MSI's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,


Deloitte + Touche LLP